

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 6, 2009

Mark A. McCollum, Executive Vice President and CFO
Halliburton Company
5 Houston Center
1401 McKinney
Suite 2400
Houston, TX 77010

> **Re:** **Halliburton Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 2, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed October 21, 2008**
> **Response letter dated December 19, 2008**
> **File No. 1-03492**

Dear Mr. McCollum:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief